EXHIBIT 99.2

For Immediate Release: NR13-04

EXETER PROVIDES AN UPDATE ON WATER EXPLORATION DRILLING
FOR ITS CASPICHE GOLD-COPPER PROJECT, CHILE

Vancouver, B.C., March 11, 2013 – Exeter Resource Corporation (NYSE-MKT:XRA, TSX:XRC, Frankfurt:EXB – “Exeter” or the “Company”) is pleased to provide an update on the on-going water drilling program for its Caspiche gold-copper project located in northern Chile. The drilling campaign is taking place at Cuenca One, one of two water exploration tenements granted to the Company with two others under application.

Exeter has completed its first water exploration drill hole (CWH-02) testing a potential aquifer located within the Cuenca One tenement. Water has been encountered in drilling and preliminary air lift tests have been conducted to establish initial determinations on the characteristics and significance of the water encountered. Exeter is encouraged by the preliminary results and is proceeding with a second exploration drill hole (CHW-01), located approximately 1,000 metres northwest of CWH-02.

The objective of Exeter’s water exploration program is to identify, evaluate, and secure water sources to support the initial heap leach gold stage and the follow-on gold – copper sulphide stage of a potential mine development at Caspiche.

The progress of the drilling program at Cuenca One has been significantly slower than anticipated due to a number of contractor related challenges, seasonal weather limitations and high altitude conditions. Exeter anticipates the current program at Cuenca One to continue through to the completion of the second exploration drill hole, or up until mid to late April 2013.

Exeter will assess the overall results following completion of the current program to determine a strategy for further potential drilling in the 2013/14 season, with the ultimate goal of applying for and securing water production rights in the area.

The Company has also conducted an initial review of its Cuenca Three water exploration tenement which covers 34,000 hectares and is located 70 kilometres north of Cuenca One, and plans to complete 40 to 50 line-kilometres of TEM geophysics. The planned geophysical program is designed to determine possible drill locations for the 2013/14 season.

The Cuenca One drilling program and planned geophysical program at Cuenca Three are part of the Company’s overall water exploration strategy which includes, as previously reported, investigating the Rio Peñas Blancas and Rio Aguas Dulces areas, where the Company has an option over granted surface water rights that total 300 litres a second from river flows into Laguna Verde. In addition to evaluating the water potential at Cuenca One, Cuenca Three and Laguna Verde, the Company has applied for additional water exploration tenements in the Maricunga and is reviewing other options to secure water in the area.

About Exeter

Exeter is a Canadian mineral exploration and development company. Its principal focus is the advancement of its 100% owned Caspiche gold-copper project in Chile. Caspiche is one of the largest known undeveloped gold-copper deposits in the America’s and is situated in the Maricunga gold district, between the Maricunga mine (Kinross Gold Corp.) and the Cerro Casale gold-copper deposit (Barrick Gold Corp. and Kinross Gold Corp.). The Company continues to evaluate new opportunities related to the advancement of Caspiche.

Exeter has completed pre-feasibility studies that demonstrate the potential for commercializing Caspiche.

Recently the Company announced that it had entered into two Option and Joint venture agreements covering the Angeles and La Buena properties in Mexico. Exeter continues to review new industry wide opportunities with the objective of securing properties which offer near term discovery potential.

The Company currently has cash reserves of CAD$52 million and no debt.

EXETER RESOURCE CORPORATION
Wendell Zerb, P. Geol
President and CEO
For further information, please contact: Wendell Zerb, President and CEO or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to the Company’s belief as to the extent and timing of its drilling programs, various studies including pre-feasibility studies, engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties, availability of water, power, surface rights and other resources, permitting submission and timing, potential to acquire new projects and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2011 dated March 30, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

NEITHER THE TSX NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF
THE TSX) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE